August 20, 2010

BY EDGAR
Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China New Energy Group Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 001-32691

Dear Mr. Mew:

We have reviewed your letter (the “Comment Letter”) to China New Energy Group Company (the “Company”), dated July 20, 2010, relating to the Annual Report on Form 10-K filed on April 15, 2010 (the “10-K”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page F-9

16. Deemed Receivable form Former Shareholders of Subsidiaries acquired for Settlement of Liabilities, page F-38

We note your response to prior comment four. It is our understanding that the sellers [the former shareholders of Zhanhua Jiutai and Wuyuan] assumed the $1.9 million in liabilities and you stand behind them ready to perform, as guarantor, in the event they cannot. In consideration of the facts the recording of a liability appears appropriate pursuant to FASB ASC460-10-50-3 however your basis for recording and offsetting assets is not persuasive. We note in the event you wind-up paying the $1.9 million in liabilities of Zhanhua Jiutai and Wuyuan you have arranged to reduce the purchase consideration.  In this regard, the liabilities you have guaranteed exceed the purchase consideration you have already paid and the acquisition consideration payable.  As a result, in the event you are required to make payment you would need to seek reimbursement of the $1.6 million in consideration already paid plus an additional $0.3 million. Please explain your basis for recording an offsetting receivable including how you reasonably expect to collect payment and provide supporting accounting literature or revise. Please include in your response whether the former shareholders of Zhanhua Jiutai and Wyuan have made any payments towards these liabilities to date. Please refer to FASB ASC 460-10-50-4(b)(1).

Response: In the Equity Transfer Agreements, one of the preconditions for our company to pay the second installments of the purchase consideration of approximately $1.6 million is for the former shareholders to settle the liabilities for which they are obligated. As of today, we have not paid off the purchase consideration payable.  Please see the table listed below. In the event that our company is required to pay the $1.9 million in liabilities of Zhanhua Jiutai and Wuyuan, we expect to recover payment from the former shareholders.  The former shareholders agreed to settle the liabilities by December 31, 2010

As of June 30, 2010, the payment status of the liabilities is as follow:

	Zhanhua Jiutai			Wuyuan			Total
	Liabilities	Receivable	Purchase	Liabilities	Receivable	Purchase	Liabilities	Purchase
	To Be	From	Consideration	To Be	From	Consideration	To Be	Consideration
	Settled	Shareholders	Payable	Settled	Shareholders	Payable	Settled	Payable
	USD	USD	USD	USD	USD	USD	USD	USD
(figures in millions)
Original balances	1.97	1.97	2.41	0.31	0.31	0.88	2.28	3.29

Subsequent payments made by former shareholders	(0.29)	(0.29)					(0.29)

Subsequent payments made to former shareholders			(1.40)			(0.24)		(1.64)

Balances, December 31, 2009	1.68	1.68	1.01	0.31	0.31	0.64	1.99	1.65

Subsequent payments made by former shareholders	(0.60)	(0.60)					(0.60)

Subsequent payments made to former shareholders			(0.11)					(0.11)

Balances, June 30, 2010	1.08	1.08	0.90	0.31	0.31	0.64	1.39	1.54

As shown in the table above, our company currently owes more to Wuyuan’s former shareholders for the acquisition consideration than we expect to receive for settlement of the liabilities in the event we are required to payoff the liabilities.  As for Zhanhua Jiutai, although the liabilities we stand behind are greater than the amount we owe to Zhanhua Jiutai’s former shareholders, we continue to believe that the receivable can be reasonably expected to be collected because we have set up a payment plan with the former shareholders whereby they agreed to pay off 50% of the remaining liabilities by November 30, 2010 and the remainder by December 31, 2010.  In the event the former shareholders fail to fully settle the liabilities by December 31, 2010, we can seek reimbursement from the former shareholders for any excess liabilities we pay over the amount of the acquisition consideration outstanding.  At this time, we do not expect that we will incur any loss related to these arrangements.

2.           Please advise us of the payment terms of the acquisition consideration payable relating to the purchases of Zhanhua Jiutai and Wuyuan under the Equity Interest Purchase Agreements and expand your disclosure accordingly in future filings.

RESPONSE:  Set forth below are the payment terms of the acquisition consideration payable under the Equity Interest Purchase Agreements.  In addition, we expanded our disclosure in the 10-Q for the quarter ended June 30, 2010 to include the following payment terms of the acquisition consideration payable.

In December 2009, CNER took control of 100% of the equity of Zhanhua and Wuyuan through the formal legal procedure.  We obtained the necessary approval from PRC Industrial and Commercial Bureau so that the corresponding Business Licenses are changed into the name of CNER.

Zhuanhua Jiutai

1.   The amount of the first installment is 58% of the total transfer price, Renminbi 9,500,000 Yuan (approximately $1.40 million). The transferee (CNER) was required to make the first installment payment to the transferors (i.e. the former shareholders) within 13 working days of the effective day of the Equity Transfer Agreement.

2.   The amount of the second installment payment is 36% of the total price, that is, Renminbi 6,000,000 Yuan (approximately $0.87 million). The second installment payment was required to be made within the sixth month of the date of the first installment payment. The parties agreed that, all the debts owed by Zhanhua Jiutai, including but not limited to the amount owed to the original shareholders, the amount payable to suppliers and construction teams, salaries and benefits payable to employees, taxes payable to tax bureau should be paid by the transferors at its own cost. Otherwise, the transferee shall have the right to refuse to make the second installment payment.

The amount of the third installment payments is 6% of the total transfer price, that is, Renminbi 1,000,000 Yuan (approximately $0.14 million) will be paid to the transferors on December 31, 2010 on condition that the transferor is free of any liabilities.

The second and third installments have not been fully paid to the transferor because the transferor has not fully settled its assumed liabilities.

Wuyuan

1.   The amount of the first installment is 27.5% of the purchase price, namely Renminbi 1,650,000 Yuan (approximately $0.24 million). The transferee was required to make the first installment payment to the transferor before December 20, 2009.

2.      The amount of the second installment is 52.5% of the purchase price, namely Renminbi 3,150,000 Yuan (approximately $0.46 million) was required to be paid on April 30, 2010. The parties agreed that, all the debts owed by Wuyuan, including but not limited to the amount owed to the original shareholders, the amount payable to suppliers and construction teams, salaries and benefits payable to employees, taxes payable to tax bureau should have been paid up by the transferors at its own cost. Otherwise, the transferee shall have the right to refuse to make the second installment payment

3.   The amount of the third installment is 20% of the purchase price, namely Renminbi 1,200,000 Yuan (approximately $0.18 million) shall be considered as deposit of this transaction and will be paid to the Transferor on August 31, 2010 on the condition that the transferor is free of any liabilities.

The second and third installments have not been fully paid to the transferor because the transferor has not fully settled its assumed liabilities.

The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China New Energy Group Company

By:	/s/ Eric Yu
Eric Yu, Chief Financial Officer.